Issuer Free Writing Prospectus, dated October 22, 2012

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-184343 and 333-184343-01

$500,000,000

BLOCK FINANCIAL LLC

5.50% NOTES DUE 2022

FULLY AND UNCONDITIONALLY GUARANTEED BY

H&R BLOCK, INC.

Issuer:	Block Financial LLC, a Delaware limited liability company

Guarantor:	H&R Block, Inc., a Missouri corporation

Type:	SEC Registered

Expected Ratings:	Baa2 (negative outlook)/BBB (negative outlook)

Size:	US$500,000,000

Trade Date:	October 22, 2012

Settlement Date:	October 25, 2012 (T+3 days)

Maturity:	November 1, 2022

Interest Rate Per Annum:	5.50%

Interest Payment Dates:	Semi-annually on the 1st of every May and November

First Interest Payment Date:	May 1, 2013

Public Offering Price:	99.437%

Treasury Benchmark:	1.625% due August 2022

Treasury Price:	98-07

Treasury Yield:	1.824%

Re-offer Spread vs. Treasury	T + 375 bps

Yield to Maturity:	5.574%

Net Proceeds:	$493,935,000

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of Notes—Interest Rate Adjustment” in the preliminary prospectus supplement.

Optional Redemption:	At any time, in whole or in part, at a redemption price equal to the greater of: i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or ii) the sum of the present values of the remaining principal amount and scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as a of the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 60 basis points plus accrued interest to the redemption date.

At any time on or following May 1, 2022 (the date falling six months prior to the maturity date), in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	360/30

Minimum Denomination / Multiples:	$2,000 / $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC, Crédit Agricole Securities (USA) Inc., SunTrust Robinson Humphrey, Inc. and TD Securities (USA) LLC

Co-Managers	BMO Capital Markets Corp., CIBC World Markets Corp., U.S. Bancorp Investments, Inc., RBC Capital Markets LLC, RBS Securities Inc.

CUSIP / ISIN:	093662 AE4 / US093662AE40

Use of Proceeds:	We intend to use the net proceeds from this offering, together with approximately $107.5 million of cash on hand, to redeem the $600 million aggregate principal amount of outstanding 2013 Notes, before payment of premium and accrued interest.

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted to give effect to the sale of the notes and the application of the estimated net proceeds as if they had occurred at the beginning of the respective periods, (1) Block Financial LLC’s fixed charges would have exceeded earnings by approximately $19 million for the three months ended July 31, 2012 and approximately $3 million for the year ended April 30, 2012 and (2) H&R Block’s fixed charges would have exceeded earnings by approximately $169 million for the three months ended July 31, 2012 and its ratio of earnings to fixed charges would have been approximately 5.0x for the year ended April 30, 2012.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC at 212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement dated October 22, 2012 and the accompanying prospectus dated October 9, 2012.

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